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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          Tenet Healthcare Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.075 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   88033G-10-0
                                   -----------
                                 (CUSIP Number)

                             Ronald P. Soltman, Esq.
                                OrNda Healthcorp
                              3401 West End Avenue
                                    Suite 700
                               Nashville, TN 37203
                                 (615) 383-8599
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 1996
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.


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NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 88033G-10-0


1.   Name Of Reporting Person:     OrNda Healthcorp

     S.S. Or I.R.S. Identification
     No. Of Above Person:          75-1776092


2.   Check the appropriate Box if a Member of a Group

     (a)       (b)
         ---       ---


3.   SEC Use Only


4.   Source Of Funds:              00, WC, BK
                                   ----------


5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___


6.   Citizenship Or Place
     Of Organization:              Delaware


     Number Of Shares Beneficially Owned By Each Reporting Person With:

7.   Sole Voting Power:            28,388,098(1)


--------------------

(1) The shares of common stock of Tenet Healthcare Corporation (the "Issuer") covered by this statement are purchasable by OrNda Healthcorp ("OrNda") upon exercise of an option granted to OrNda on October 17, 1996 and described in Item 4 of this statement. Prior to the exercise of the option, OrNda is not entitled to
                                                                  (continued...)


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8.   Shared Voting Power:          None(2)


9.   Sole Dispositive Power:       28,388,098


10.  Shared Dispositive Power:     None


11.  Aggregate Amount Beneficially
     Owned By Each Reporting
     Person:                       28,388,098


12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: ___


13.  Percent Of Class Represented

--------------------
(1)  (...continued)
     any rights as a shareholder of the Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. OrNda expressly disclaims beneficial ownership of any of the shares of common stock of the Issuer which are purchasable by OrNda upon exercise of the option. In addition, for a period of 18 months from the date of exercise of the option, so long as OrNda owns any shares covered by the option, OrNda has agreed to vote or cause to be voted all such shares beneficially owned by it, with respect to all matters submitted to stockholders for a vote, in the same proportion as shares of common stock of the Issuer are voted by stockholders unaffiliated with OrNda.

(2)  See footnote 1 above.

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     By Amount In Row (11):        10.5(3)

14.  Type of Reporting Person:     HC



--------------------

(3) On a fully diluted basis and after giving effect to the issuance by the Issuer of 28,388,098 shares of Issuer Common Stock (as defined in Item 1 below) as described herein. The number of shares indicated represents 13.1% of the total outstanding shares of Issuer Common Stock as of August 31, 1996, excluding shares issuable upon exercise of the option as described herein.


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ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to common stock, par value $.075 per share (the "Issuer Common Stock"), of Tenet Healthcare Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3820 State Street, Santa Barbara, California 93105.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by OrNda Healthcorp, a Delaware corporation ("OrNda"). OrNda has its principal office at 3401 West End Avenue, Suite 700, Nashville, Tennessee 37203. OrNda is a healthcare services company that owns and operates, through indirectly-owned subsidiaries and partnerships, 50 hospitals located in urban and suburban communities in 14 states.

          Certain information concerning the executive officers and directors of OrNda is set forth in Schedule A hereto and is incorporated herein by reference.

          During the last five years, neither OrNda nor, to the knowledge of OrNda, any executive officer or director of OrNda, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Option (defined in Item 4 below) to acquire Issuer Common Stock was granted to OrNda as an inducement to OrNda's entering into an Agreement and Plan of Merger, dated as of October 16, 1996, by and among the Issuer, OHC


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Acquisition Co., a Delaware corporation and wholly owned subsidiary of the
Issuer (the "Merger Sub"), and OrNda (the "Merger Agreement"), providing for the merger (the "Merger") of the Merger Sub with and into OrNda with OrNda as the surviving corporation, pursuant to which each outstanding share of common stock of OrNda, par value $.01 per share ("OrNda Common Stock"), will be converted into the right to receive 1.35 shares of Issuer Common Stock and one associated preferred stock purchase right (a "Right") issued in accordance with the Rights Agreement (the "Rights Agreement"), dated as of December 7, 1988, as amended from time to time, between the Issuer and Bank of America NTS as successor to Bankers Trust Company (references to shares of the Issuer Common Stock issuable in the Merger are deemed to include the associated Rights). The Merger is subject to the approval of the Issuer's and OrNda's stockholders, regulatory approvals, and the satisfaction or waiver of various other conditions, as more fully described in the Merger Agreement. None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and OrNda wishes to purchase the shares of Issuer Common Stock subject thereto, it is presently anticipated that any such purchases would be made with funds obtained from a combination of available working capital, bank borrowings and/or funds raised from an offering of equity securities. A copy of the Merger Agreement is attached hereto as Exhibit 1, and the foregoing summary, as well as other information contained in this statement, is qualified in its entirety by reference thereto. See also Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

          The information set forth in Item 3 is hereby incorporated herein by reference.



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          In connection with the Merger Agreement and in consideration thereof, the Issuer and OrNda entered into a Stock Option Agreement (the "Option Agreement"), dated October 17, 1996, whereby the Issuer granted to OrNda an option (the "Option") to purchase, under certain circumstances described therein, up to 28,388,098 shares of Issuer Common Stock at a purchase price per share equal to $22.125, as adjusted as provided therein (the "Purchase Price"). The Option would be exercisable for approximately 10.5% of the shares of Issuer Common Stock as of October 17, 1996 (on a fully diluted basis after giving effect to the exercise of the Option), or 13.1% of Issuer Common Stock based on the shares of Issuer Common Stock issued and outstanding on August 31, 1996.

          OrNda may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each, a "Triggering Event"), provided that OrNda provide notice of such exercise in accordance with the Option Agreement. A Triggering Event includes:

          (i) any event that would entitle either party to terminate the Merger Agreement (whether or not it is so terminated) and would permit OrNda to receive the Parent Termination Fee, as defined in the Merger Agreement, pursuant to Section 9.3 thereof; or

         (ii) any person (such person, a "Bidder") other than OrNda or any of its subsidiaries or affiliates shall make an offer or proposal for, or an announcement of any intention with respect to (including, without limitation, the filing of a statement of beneficial ownership on
     Schedule 13D discussing the possibility of, or reserving the right to engage in), an Alternative Transaction (as defined in the Merger Agreement).

          The Option will terminate either (i) immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger; or (ii) upon termination of the


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Merger Agreement (A) by either party pursuant to Section 9.1(c) thereof, whether or not such termination occurs prior to the occurrence of a Triggering Event, PROVIDED that the matter giving rise to the order, decree, ruling or other action providing the basis for termination under Section 9.1(c) thereof shall not have been initiated by the Issuer or any Bidder; (B) by the Issuer pursuant to Section 9.1(d)(i) of the Merger Agreement because of a material adverse change in the business, financial condition, results of operations, properties, assets or liabilities of OrNda and its subsidiaries taken as a whole, with certain exceptions, that is caused by certain proceedings involving OrNda if such termination occurs prior to the occurrence of certain Triggering Events; or
(C) by either party pursuant to any other provision of the Merger Agreement if such termination occurs prior to the occurrence of a Triggering Event.

          Upon the occurrence of certain events set forth in the Option Agreement, the Option must be repurchased by the Issuer (the "Repurchase") or converted into, or exchanged for, an option of another corporation (the "Substitute Option"). In addition, the Option Agreement grants certain registration rights (the "Registration Rights") to OrNda with respect to the shares of Issuer Common Stock represented by the Option. Also, under certain circumstances, the Issuer is entitled to a right of first refusal (the "Right of First Refusal") if OrNda desires to sell all or any part of the Option or shares of Issuer Common Stock acquired by it pursuant thereto. Notwithstanding any other provisions of the Option Agreement, the Total Profit (as defined therein) which OrNda may realize from the Option may not exceed $55,000,000. OrNda has also agreed that, for a period of 18 months from the date of exercise of the Option, so long as OrNda owns any Option Shares (as defined in the Option Agreement), OrNda will vote or cause to be voted all Option Shares beneficially owned by it, with respect to all matters submitted to stockholders for a vote, in the same proportion as shares of Issuer Common Stock are voted by stockholders


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unaffiliated with OrNda.  The terms of such Repurchase, Substitute Option,
Registration Rights, Right of First Refusal and limitations on Total Profit and voting are set forth in the Option Agreement.

          A copy of the Option Agreement is attached hereto as Exhibit 2, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.

          The purpose of the Option Agreement is to facilitate consummation of the Merger.

          Upon consummation of the Merger as contemplated by the Merger Agreement, (a) the stockholders of OrNda will acquire additional securities of the Issuer, (b) a new subsidiary of the Issuer will be merged into OrNda, and
(c) certain members of OrNda's Board of Directors will be appointed to the Board of Directors of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As a result of the Option, OrNda may be deemed to be the beneficial owner of 28,388,098 shares of Issuer Common Stock, which constitute (i) 13.1% of Issuer Common Stock based on the shares of Issuer Common Stock issued and outstanding on August 31, 1996, or (ii) approximately 10.5% of the shares of Issuer Common Stock (on a fully diluted basis after giving effect to the exercise of the Option).

          OrNda disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by OrNda upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date. If the Option were exercised, OrNda would have the sole right to vote or to dispose of the shares of Issuer Common Stock issued as a result of such exercise.


                                       10

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          OrNda beneficially owns 31 shares of Issuer Common Stock. In addition, the following persons referred to in Schedule A beneficially own the following number of shares of Issuer Common Stock: Richard A. Gilleland: 2,410 shares;
John F. Nickoll: 9,000 shares; M. Lee Pearce, M.D.: 10,042 shares; Carol A.
Murdock: 50 shares; and William V.B. Webb: 500 shares. Except as described herein, neither OrNda nor, to the best of OrNda's knowledge, any other person referred to in Schedule A attached hereto beneficially owns or has acquired or disposed of any shares of Issuer Common Stock during the past 60 days.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          In connection with the execution of the Merger Agreement, OrNda entered into a Stock Option Agreement, dated October 17, 1996 (the "Tenet Option Agreement" and, together with the Option Agreement, the "Option Agreements"), pursuant to which OrNda granted to the Issuer an option to purchase, under certain circumstances described therein, up to 19.9% of the number of shares of OrNda Common Stock issued and outstanding as of October 17, 1996 at a purchase price of $29.869 per share, as adjusted as provided therein. The Tenet Option Agreement contains substantially identical reciprocal terms as the Option Agreement. A copy of the Tenet Option Agreement is attached as Exhibit 3 hereto, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference therto.

          Except for the Merger Agreement and the Option Agreements, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are exhibits to this Schedule 13D and are incorporated herein by reference:

Exhibit 1 Agreement and Plan of Merger, dated as of October 16, 1996, by and among Tenet Healthcare Corporation, OHC Acquisition Co. and OrNda Healthcorp.

Exhibit 2 Stock Option Agreement, dated October 17, 1996, between OrNda Healthcorp, as Grantee, and Tenet Healthcare Corporation, as Issuer.

Exhibit 3 Stock Option Agreement, dated October 17, 1996, between OrNda Healthcorp, as Issuer, and Tenet Healthcare Corporation, as Grantee.
                                       11

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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1996

                              ORNDA HEALTHCORP



                              By:/s/ James H. Spalding
                                 ---------------------------
                                 Name:  James H. Spalding
                                 Title: Vice President



                                       12

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                                   Schedule A

A.   Directors of OrNda HealthCorp


Name and Address                        Occupation
----------------                        ----------

Richard A. Gilleland                    President & Chief Executive
AMSCO International, Inc.                 Officer
2829 Townsgate Road                     AMSCO International, Inc.
Suite 101
Westlake Village, CA  91361

Leonard Green                           President & Chief Executive
Green Management & Investment             Officer
  Co.                                   Green Management &
648 Nassau Avenue                         Investment Co.
Freeport, NY  11520

Peter A. Joseph                         General Partner
Joseph Littlejohn & Levy                Joseph Littlejohn & Levy
  Fund, L.P.                              Fund, L.P.
450 Lexington Avenue
Suite 3350
New York, NY  10017

Paul S. Levy                            General Partner
Joseph Littlejohn & Levy                Joseph Littlejohn & Levy
  Fund, L.P.                              Fund, L.P.
450 Lexington Avenue
Suite 3350
New York, NY  10017

Angus C. Littlejohn, Jr.                Chairman and Chief Executive
Littlejohn & Company, L.L.C.              Officer
115 East Putnam Avenue                  Littlejohn & Company, L.L.C.
Greenwich, CT  06830

Name and Address                        Occupation
----------------                        ----------

Charles N. Martin, Jr.                  Chairman, President and
OrNda HealthCorp                          Chief Executive Officer
3401 West End Avenue                    OrNda HealthCorp
Suite 700
Nashville, TN  37203

John F. Nickoll                         President and Chief
The Foothill Group, Inc.                  Executive Officer
11111 Santa Monica Boulevard            The Foothill Group, Inc.
Suite 1500
Los Angeles, CA  90025

John J. O'Shaughnessy                   President
Strategic Management                    Strategic Management
  Associates, Inc.                        Associates, Inc.
112 South West Street
ALexandria, VA  22314

M. Lee Pearce, M.D.                     Private Investor
16 LaGorce Circle
LaGorce Island
Miami Beach, FL  33141


B.   Officers of OrNda HealthCorp


Name and Address                        Relationship to the Company
----------------                        ---------------------------

Raymond Denson                          Senior Vice President--
OrNda HealthCorp                          Operations
3401 West End Avenue
Suite 700
Nashville, TN  37203


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Name and Address                        Relationship to the Company
----------------                        ---------------------------

Paula Y. Eleazar                        Senior Vice President and
OrNda HealthCorp                          Chief Information Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

William L. Hough                        Executive Vice President and
OrNda HealthCorp                          Chief Operating Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

James Johnston                          Senior Vice President--
OrNda HealthCorp                          Human Resources
3401 West End Avenue
Suite 700
Nashville, TN  37203

Anthony C. Krayer                       Senior Vice President--
OrNda HealthCorp                          Operations
3401 West End Avenue
Suite 700
Nashville, TN  37203

Charles N. Martin, Jr.                  Chairman, President and
OrNda HealthCorp                          Chief Executive Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

Carol A. Murdock                        Senior Vice President--
OrNda HealthCorp                          Business Development
3401 West End Avenue
Suite 700
Nashville, TN  37203


                                        3

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Name and Address                        Relationship to the Company
----------------                        ---------------------------

William M. Murray                       Senior Vice President--
OrNda HealthCorp                          Operations
3401 West End Avenue
Suite 700
Nashville, TN  37203

Keith B. Pitts                          Executive Vice President
OrNda HealthCorp                          and Chief Financial
3401 West End Avenue                      Officer
Suite 700
Nashville, TN  37203

Phillip W. Roe                          Senior Vice President,
OrNda HealthCorp                          Controller and Chief
3401 West End Avenue                      Accounting Officer
Suite 700
Nashville, TN  37203


Ronald P. Soltman                       Senior Vice President,
OrNda HealthCorp                          Secretary and General
3401 West End Avenue                      Counsel
Suite 700
Nashville, TN  37203

Alan G. Thomas                          Senior Vice President--
OrNda HealthCorp                          Hospital Financial
3401 West End Avenue                      Operations
Suite 700
Nashville, TN  37203

William V.B. Webb                       Senior Vice President--
OrNda HealthCorp                          Acquisitions and
3401 West End Avenue                      Development
Suite 700
Nashville, TN  37203


                                        4

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Name and Address                        Relationship to the Company
----------------                        ---------------------------

Kenneth K. Westbrook                    Senior Vice President--
OrNda HealthCorp                          Operations
3401 West End Avenue
Suite 700
Nashville, TN  37203



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